Inspiring a healthy life

in your communities



2009 Annual Report

Walgreens

Financial Highlights

For the years ended August 31, 2009 and 2008 (In millions, except per share amounts)

	2009	2008	Increase (decrease)
Net Sales	$ 63,335	$ 59,034	7.3%
Net Earnings	$ 2,006	$ 2,157	(7.0)%
Net Earnings per Common Share (diluted)	$ 2.02	$ 2.17	(6.9)%
Shareholders' Equity	$ 14,376	$ 12,869	11.7%
Return on Average Shareholders' Equity	14.7%	18.0%	
Closing Stock Price per Common Share	$ 33.88	$ 36.43	
Total Market Value of Common Stock	$ 33,492	$ 36,036	
Dividends Declared per Common Share	$ .48	$ .40	
Average Shares Outstanding (diluted)	991	996	

Company Highlights

	2009	2008	2007	2006	2005
Locations					
Openings					
New Locations	602	608	501	475	436
Acquisitions	89	423	120	95	4
Closings	129	94	85	94	68
Net Openings	562	937	536	476	372
Locations *(1)*	7,496	6,934	5,997	5,461	4,985
Sales Area *(2)*	78,782	72,585	66,386	60,795	55,385
Product Class Sales					
Prescription Drugs	65%	65%	65%	64%	64%
Non-prescription Drugs *(3)*	10%	10%	10%	11%	11%
General Merchandise *(3)*	25%	25%	25%	25%	25%

(1) Includes drugstores, in-store and worksite health centers, home care facilities, specialty pharmacies and mail service facilities.
(2) In thousands of square feet.
(3) Based on store scanning information.

About the cover

Lyman and Sofia Lai *(center)* spend a Sunday afternoon with grandsons Nicholas *(left)* and Brian Chew at Golden Gate Park in San Francisco. Sofia relies on her local Walgreen pharmacist, Kelvin Kwok, to explain her doctor's instructions on how to take her medications. Kelvin, who speaks fluent Cantonese, is a valuable and accessible health care resource for non-English speaking patients in the Chinese community near his pharmacy.

Walgreens Fiscal Year Stock Performance

Fiscal year-end closing price per share in dollars



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pharmacy
Sinus
SUDAFED PE

Gregory D. Wasson *(left)*
President and Chief Executive Officer

Alan G. McNally
Chairman of the Board

Letter to Shareholders

During fiscal 2009, Walgreens achieved its 35th consecutive year of record sales despite challenging market conditions. We made significant progress in advancing one of the most important strategic and operational transformations in our 108-year history. At the same time, we adjusted our business model to navigate through the worst economic downturn in decades. Costs associated with our transformation resulted in $257 million in pre-tax restructuring charges ($163 million after-tax); excluding those charges, 2009 would have also marked our 35th consecutive year of record earnings. We expanded our position as America's most convenient provider of consumer goods and services, and pharmacy, health and wellness services. And, we remain confident our profitable growth will continue under what may become the most significant reform to our health care system since the introduction of Medicare.

Our leadership has worked diligently to identify new and better ways to connect with our customers and the communities we serve, and drive revenue growth, cost reduction and improved profitability. We achieved a number of important milestones in the year, and this fall opened our 7,000th drugstore, a long-standing objective.

A changing economy's impact on the consumer

The recession has clearly had a major and lasting effect on consumer behavior. Shoppers remain concerned about U.S. unemployment levels that are expected to exceed 10 percent. They are avoiding the use of credit, searching for the best value and buying on the basis of needs instead of wants. Our response has been to place less emphasis on discretionary items and to lower our prices on several hundred everyday products through our "Save more green at Walgreens" campaign, which promotes weekly sales, private brand products and "Affordable Essentials." These changes are part of a broader customer-centric retail initiative we are introducing chainwide to improve the customer experience, better match store merchandise to evolving consumer preferences and enhance the relevancy of Walgreens brand in meeting the needs of individuals and families in communities across the country.

Health care reform

No doubt, America's health care system is in need of reform. U.S. families need better access, affordability and quality, and reform will almost certainly expand health care access to millions of Americans. With nearly 170 million Americans presently covered under some type of employer-sponsored health insurance plan, corporate America will continue to play a vitally important role in the health care system. The vast majority of employers want to continue to provide health care coverage and are increasing their focus on health and wellness, medication compliance and chronic disease management, while seeking greater price transparency and lower costs.

These are Walgreens strengths. Our drugstores are conveniently located in communities in all 50 states and Puerto Rico, and we communicate face-to-face, on a personal level, with patients in ways that improve health care outcomes. With more than 70,000 health service providers, and our stores located within five miles of nearly three-quarters of all Americans, Walgreens is truly on the "front line" of health care delivery. By providing products and services enabling families to more effectively manage their health, we are playing a growing role in bringing affordable and convenient pharmacy, health and wellness services to consumers, patients, employers and payors.

To promote health and wellness and better treatment of chronic disease, we are committed to meeting the needs of our customers by giving them the choice of getting their 90-day medications through the mail or at their local community pharmacy. When patients have a choice, more often than not they prefer and choose a community pharmacy. Recent studies show two important trends. First, interaction with a pharmacist leads to greater adherence to medications, and secondly, when a 90-day option is added to a prescription plan, total utilization increases. Both of these trends can lead to lower costs for both the patient and the payor – and that's good for all of us.

With preventive health care services growing in importance, we are committed to playing a vital role in helping consumers protect themselves from both seasonal influenza and the threat posed by the H1N1 flu virus. Patients appreciate the convenience and affordability of being able to stop at their local Walgreens for a flu shot, or to purchase prescriptions or over-the-counter medications and preventive supplies like masks and hand sanitizer products.

Our network of 17,000 immunizing pharmacists, nurse practitioners, registered nurses and physician assistants represents a vast public health resource that can be mobilized on short notice to administer vaccinations.

Our nearly 350 Take Care Clinics continue to expand their presence and scope of services. Research shows that consumers are comfortable receiving many health care services at these drugstore-based retail clinics.

We're also seeing growing interest from employers in establishing worksite health centers as a means of supporting their existing health and wellness initiatives. These health centers and pharmacies provide early detection and deliver convenient and affordable preventive care – when health conditions are more treatable and less costly to manage. These sites are linked electronically to the rest of the Walgreens network, so all employees, no matter where they work, as well as their dependents, can be treated at any Walgreens point of care.

Consistent with our strong commitment to greater price control for payors is our exciting new partnership with Caterpillar Inc., which is designed to help Caterpillar

Sales
In billions of dollars



75
60
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30
15
0
05
06
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08
09

Earnings
In billions of dollars



2.5
2.0
1.5
1.0
.5
0
05
06
07
08
09*

** Striped portion represents after-tax restructuring costs of $163 million*

2009 Milestones

- Walgreens is the nation's largest drugstore chain with fiscal 2009 sales of $63 billion. The Company has 238,000 employees.
- This is the Company's 35th consecutive year of record sales. It's also the 34th consecutive year Walgreens has raised its quarterly dividend – paid every quarter since 1933.
- Walgreens fills 651 million prescriptions – 18.3 percent of the U.S. retail market. Pharmacy is 65 percent of our business.
- The Company acquires 39 drugstores, including 29 Drug Fair stores in central and western New Jersey and eight Rite Aid locations in San Francisco and eastern Idaho. Walgreens also acquires a specialty pharmacy business from McKesson Corporation and the home infusion and respiratory therapy operations of Pennsylvania-based Air Products Healthcare.
- Nearly two million people enroll in the Walgreens Prescription Savings Club, which provides prescription discounts for uninsured and underinsured patients, such as those taking medication not covered by their insurance plans.
- The Company launches Complete Care and Well-Being, a cost-effective program serving large employers, that connects Walgreens community pharmacies, in-store clinics, worksite health and wellness centers, and its prescription drug offering.
- After the successful pilot of the Company's customer-centric store format in 35 stores, Walgreens begins to implement the new format across most of the chain.
- Walgreens is named to *Fortune* magazine's Most Admired Companies in America list for the 16th consecutive year, and is ranked 36th on the *Fortune 500* list of the largest U.S.-based companies.


D10

House calls at the plant
Dr. Steve Goldman *(right)*, Corporate Medical Director for Caterpillar Inc., and Chris Talarico, Sales Vice President for Walgreens Health & Wellness division, meet at the Caterpillar plant in East Peoria, Illinois. Here, they discuss the Walgreens-Caterpillar partnership that will help the heavy equipment manufacturer reduce overall health costs for employees.

reduce its overall health care costs. This model, offering pricing transparency for prescription drugs, is being well received in the market as more companies talk to us about similar programs.

We also continue to expand our market position in the rapidly growing sector of specialty pharmacy, including home infusion services.

Walgreens strategy

Our growth strategy and "plan to win – more from the core" have three primary components:

- Leveraging the best store network in America
- Enhancing the customer experience
- Driving cost reduction and productivity gain

During fiscal 2009, we introduced "Customer Centric Retailing" (CCR), beginning with 35 pilot locations and expanding to more than 400 Texas stores this fall. With favorable reaction received from customers, we will continue implementing this new store format across most of our chain.

These remodeled CCR stores feature lower shelves and about 15 percent fewer individual items. Aisles appear brighter and merchandise is displayed so customers can easily find products that complement each other, which provides a more efficient and convenient shopping experience for today's busy consumers.

Over time, we believe these improvements will translate into more frequent customer visits and larger basket sizes. As well, CCR stores are more efficient to operate with lower invested capital.

To enhance convenience in our stores, we are also introducing beer and wine. We expect to make this change in most of our stores in the next 12 to 18 months, strengthening our role as America's most convenient shopping destination.

Affordable private brands are increasingly popular among today's frugal shoppers and represent an opportunity to boost our front-end sales. We plan to continue to build this business over the next three years by expanding our private brand offerings of quality products that bring value to the consumer.

In September, we launched a new branding campaign featuring the tagline, "Walgreens. There's a Way." For example, "There's a way to stay well." The new tagline focuses on how Walgreens inspires customers to improve their daily lives and how we provide health care services for millions of patients across America.

18.3%

of retail prescriptions in the U.S. are filled at Walgreens

We are extending and deepening our relationship within the communities we serve by creating the new position of Community Leader and promoting 1,300 of our best store managers by the end of the year. Community Leadership Management is getting more from the core – increasing relevance and sales of our core Walgreens-branded services to customers, patients, payors and employers in the local communities where they live and work.

Our newly revamped website is another example of how we are enhancing the Walgreens customer experience and improving our relevancy to consumers. Online visitors to Walgreens.com can navigate an easy-to-use and powerful tool that offers new convenience features, including a mobile version, updated product merchandising and integrated health content. The site highlights seven Health Shops that bring health and wellness issues together with products of interest, while simplifying ordering online prescriptions.

While we are continuing to open new stores and grow organically, we have scaled back the pace of openings and plan to grow our store base by approximately 4.5 to 5 percent in 2010, compared with nearly 9 percent in recent years. This move is consistent with our renewed focus on refreshing our existing store base and enhancing our customers' shopping experience. Our annual organic store growth beginning in 2011 of between 2.5 and 3 percent is greater than the current pace of new store openings of all other U.S. drugstore chains.

Cash Flow from Operations

In billions of dollars



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Expenses

In percent of growth



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** Striped portion represents pre-tax restructuring costs of $162 million*

Since it usually takes two to three years for a store to return positive earnings before interest and taxes (EBIT), we are balancing the pace of new store openings with other growth opportunities. We believe allowing our stores to mature and drive greater returns on invested capital (ROIC) is the right strategy in this economic environment.

We expect to increase revenue through continued organic store growth, increased comparable store sales and prescription file purchases. We also will evaluate potential value-creating acquisitions that reinforce our core strategies.

Meanwhile, we are making substantial progress on our Rewiring for Growth initiative, which is expected to reduce pre-tax costs by $1 billion annually by fiscal 2011 through greater efficiencies across the Company.

We are transforming our community pharmacies to provide patients increased access to their local pharmacists while improving store productivity and overall efficiencies. In our Florida and Arizona stores, a new system transfers the retail pharmacy's administrative work to a centralized facility that handles about one-third of all refill orders and ships them to stores overnight. This frees up much more time for pharmacists to spend with their patients. Expanding this relationship between patients and a trusted health care professional results in greater medication adherence and better health outcomes by avoiding expensive treatments for more advanced disease states and costly emergency room visits.

Summary

Walgreens is moving rapidly to execute our growth strategy and create value for our shareholders. History proves that challenging times can present significant business opportunities for strong companies like ours, and we believe we are well-positioned to emerge from the current period of uncertainty and change as a leader in pharmacy and health care services.

We ended fiscal 2009 with a strong balance sheet and liquidity position. We generated a record $4.1 billion in cash flow from operations and had $2.6 billion in cash and short-term investments. Given expectations of continued strong cash flow as we execute our strategy, we recently communicated our capital allocation policy to our shareholders. We are committed to maintaining a strong credit profile and financial flexibility to invest in the right strategic opportunities. We also believe it is important to return surplus cash flow to shareholders. To this end, we increased our quarterly dividend in July by 22.2 percent – the 34th consecutive year we have raised the dividend. In October, we increased our share repurchase authorization to $2 billion and set a long-term dividend payout target of 30 to 35 percent.

We believe our value-creating initiatives stand to benefit investors not only through future dividend increases, but also in the form of accelerating earnings growth. Our goal is to return Walgreens to strong double-digit EPS growth, improved ROIC and top-tier shareholder returns.

In closing, 2009 was truly a transformative year in the leadership of Walgreens. Greg Wasson was appointed Chief Executive Officer and joined the Board of Directors. He has assembled an outstanding management team blending Walgreen experience, external hires and leadership from acquired health care companies. Also joining the Board were Steven A. Davis, Chairman and CEO of Bob Evans Farms Inc., and Mark P. Frissora, Chairman and CEO of Hertz Global Holdings, Inc. As well, three long-serving Board members announced plans to retire at our annual shareholders' meeting in January. Cordell Reed and Marilou M. von Ferstel have provided deep insight and broad perspectives, and enriched the Board's deliberations for many years. Charles R. "Cork" Walgreen III is also retiring, and we pay tribute to his 46 years of leadership on the Board on the following page. We are grateful, indeed, to each of these outstanding directors for their dedicated service.

We thank our 238,000 employees for their hard work and commitment to serving our customers well. And to you, our shareholders, we thank you for your continued interest in Walgreens and for your belief in the Company's ongoing success.

Sincerely,

Alan G. McNally
Chairman of the Board

Gregory D. Wasson
President and Chief Executive Officer

November 16, 2009

His legacy surrounds us



Charles R. Walgreen III

Retiring from the Board after 46 years

Charles R. "Cork" Walgreen III, grandson of the Company's founder, will retire from the Walgreens Board of Directors in January 2010, after serving on the Board since 1963. Mr. Walgreen started with the Company as a stock boy and worked his way up to Chairman of the Board and CEO. Along the way, he earned a pharmacy degree from the University of Michigan and held positions including pharmacist, district manager, regional manager and vice president.

At the helm in the 1970s, Mr. Walgreen brought the Company back to its pharmacy roots. He made the decision to divest the Company's chain of free-standing restaurants, among other non-core businesses, and led the charge in the 1990s to pull stores out of shopping centers and onto corners at Main-and-Main. He said it was time to "do what we do best – run the best drugstores in America." By the time he retired as CEO in 1998, his strong leadership had resulted in 23 consecutive record years of growth, six stock splits and an increase in the Company's market capitalization from $164 million to $19 billion.

As we say farewell to our Chairman Emeritus, our appreciation can never be adequately expressed for all he's done for Walgreen Co. – our record of sustained success over many years, our outstanding assets and our culture of honesty and fair dealings. Thank you, Cork, and all best wishes in retirement.

Orlando, Florida



Transforming community pharmacy

Walgreens is transforming our community pharmacies and providing patients increased access to local pharmacists. In 1,000 Florida and Arizona stores, the Company has a new system that takes most administrative work out of the pharmacies and transfers it to central locations. There, technicians complete data entry, and pharmacists review patients' medication therapies to ensure accuracy. In this way, they fill about one-third of all refill orders, shipping the prescriptions to stores overnight using the Company's existing distribution network. The result is more time for pharmacists to counsel their patients at the store and provide additional clinical services.

Other aspects of our plan to transform community pharmacy and redefine the role of pharmacists include improving service, quality and efficiency, while increasing patient adherence to their medications. Better adherence has been shown to lower overall health care costs and reduce the risk of hospitalizations.

Knowing our patients

Diane Gabasan, Pharmacy Manager in Orlando, has more time to counsel patients thanks to Walgreens new centralized pharmacy operations in Florida. "Because the central pharmacy handles filling and verification, I'm getting to know my patients better. That helps me address their individual needs," says Diane.




Downtown
ORLANDO

Orlando, Florida – Since opening a downtown store in Orlando in 1935, Walgreens has grown to 100 retail stores, nine Take Care Clinics, a central pharmacy operation, a call center and a distribution center in the city. The Company also runs a worksite health center for Walt Disney Co. employees, three on-site pharmacies, and specialty pharmacy and home care facilities – all working together to offer patients a full array of health and wellness services.



Saving money while improving health

Bassam George, a patient in Orlando, is one of nearly 2 million people enrolled in Walgreens Prescription Savings Club program. The Club includes discounts on more than 5,000 brand name and generic drugs – 10 times more than competitors' pharmacy plans.

Armed against the flu

- Walgreens offered seasonal flu shots at more than 7,000 locations nationwide – including its stores and nearly 350 Take Care Clinics – during the 2009 flu season.
- With 17,000 health service professionals administering flu shots, the Company had the nation's largest retail network of certified immunizers.
- The Company's flu shot program helped an estimated 12.5 million people avoid the flu, and saved employers an estimated $5 billion in health care costs.

5 million

people received flu shots at Walgreens and Take Care Clinics this fall


Arm yourself
for the ones you love
Who will you get your flu shot for?
Flu shots $24.99
Walgreens


I got a flu shot for...
Sandra
Walgreens



Gateways to Walgreens

On-site Pharmacy Technician Leonor Figueroa *(left)* delivers a patient's drugs to nurse Melahn Napier at the Orlando Regional Medical Center. More than 100 on-site Walgreens pharmacies in hospitals, clinics and medical centers introduced about 250,000 new patients to the Company in 2009.

Champaign, Illinois


Illinois
BUSINESS

Enhancing the customer experience

With nearly three-quarters of the U.S. population living within five miles of a Walgreens, and 5.6 million customers visiting Walgreens every day, the Company has the best retail network in the country and is well positioned to enhance its merchandise mix. Consumer research to improve the customer experience laid the groundwork for an improved store design, which was initiated in 2009. Changes included better placement of merchandise so customers can easily find products that complement each other, such as analgesic pain relievers, heat pads and topical treatments for pain. Because too many choices don't always help the consumer, Walgreens also simplified its assortment in many departments.

Better organization of the Company's signature categories, such as beauty and over-the-counter medications, also makes it easier for shoppers to find what they need. When the Company pulled all children's medications from the other cough-and-cold products and put them together, sales in that category grew significantly.

Inspiration to live better

Chris Ford, an undergraduate student in information technology at the University of Illinois in Champaign, stops at Walgreens for snacks and cold drinks on his way to class. "When I'm in a hurry, it's easy to find what I need in the store," says Chris. "And if I have questions, there's always someone who can help."



Champaign, Illinois – Most notable for sharing the campus of the University of Illinois with its twin city of Urbana, Champaign has had a Walgreens presence since 1937. With a population of more than 75,000 people plus an enrollment of over 40,000 students, Champaign continues to be a strong market for Walgreens. The Company now has five stores in town, including a pilot for our improved store design.


market
pharmacy
uni-ball

What customers want
The Company's new store layout, shown in this Champaign store, is designed to provide customers a pleasant shopping experience. Shelf height is lowered so shoppers can easily see across the store to locate other departments.

$776

average chainwide retail sales per square foot



Photo albums fast
At Walgreens, there's a way to help customers like Wendy Finley create photo albums – fast. "My photo book was assembled while I waited. Easy!" says Wendy.


KRAFT
Macaroni & Cheese
Thick 'n Creamy
DAWN
LISTERINE
TYLENOL
EXTRA STRENGTH
BONUS! 50% MORE

Necessities at low prices
Walgreens "Affordable Essentials" program offers savings on necessities to help customers through tough economic times.

Phoenix, Arizona


takecare
health services

Connecting wellness services

Walgreens solid presence in Phoenix dates back to 1930. Now, it's one of several metropolitan areas that offer the Company's entire suite of health care services. Building on its foundation of 183 drugstores in this market, Walgreens also offers services in this area through Take Care Clinics, worksite health centers, infusion pharmacies and respiratory therapy operations, on-site pharmacies in medical centers and hospitals, and specialty pharmacies.

Each of these businesses, as well as the Walgreens.com website, serves as a touch point to bring patients into the Walgreens network. For example, patients coming to the Company's community pharmacies are often referred to other Walgreen services, such as home infusion and specialty pharmacy. Also, 18 percent of Take Care Clinic patients who choose to have their prescriptions filled at Walgreens are new to the Company's pharmacies. Newly appointed Market Vice Presidents, who live in the markets they serve, will help connect and coordinate these services, making the integrated business much stronger.

Health services in the neighborhood

Mary Jo Colorafi, Take Care Nurse Practitioner in Phoenix, works at one of nearly 350 in-store Take Care Clinics providing cost-effective services, including treatments for minor illnesses, school physicals and immunizations. "Patients are very open to this new model of health care," says Mary Jo. "They feel better at a lower cost."





Phoenix, Arizona – As the fifth most populous city in the United States, Phoenix is a healthy market for Walgreens, which now has 183 stores in the area. In addition to being the capital of Arizona, Phoenix is the seat of Maricopa County. To provide pharmacy, health and wellness services to county workers, Walgreens now operates a pharmacy and clinic at the Maricopa County building.



Quality, cost-effective care at home

Abigail Plumley, Walgreens Home Infusion Nurse in Phoenix, assists a patient with her intravenous medications. Walgreens is the largest provider of home infusion services in the country, leading the way in delivering cost-effective, convenient, quality care to people at home.

$500 billion

expected size of specialty pharmacy industry by 2029

FROM $70 BILLION IN 2008



Convenience at work

Julia Chisholm is a Phoenix pharmacist at the worksite clinic in the Maricopa County building, which provides services for 2,500 county employees and their dependents. Run by Walgreens, this clinic provides pharmacy services and a Take Care Clinic. Research shows that for every dollar employers spend on worksite health centers, they save about 2 to 4 times that on health care expenses.



Tying it all together

Barry Zins *(center)*, Market Vice President in Phoenix, is responsible for promoting Walgreens portfolio of services to increase profitability and spur growth in the area. Here, Barry meets Walgreen health service providers and patients at a company-sponsored event offering free bone-density screenings.

Anchorage, Alaska


N4328Z
life easy

Reaching communities in new ways

Walgreens.com, the Company's recently revamped website, extends our reach to many online communities through health shops that link people to information and products. Each health shop is dedicated to specific health conditions, including diabetes, heart health and weight loss. According to Compete.com, the Walgreen website averaged 13.3 million online visitors per month in fiscal 2009.

Other updated features on Walgreens.com include an express refill service for in-store prescription pickups, photo functions to help customers upload pictures easily, and a store locator that can check if a local store has an item in stock. For people who prefer to have items shipped to their home, Walgreens.com offers thousands of products in categories such as beauty, home medical equipment and vitamins. These features help make customers' lives a little easier.

Online resource for healthier living

Customer Steven Hulsey runs his own trucking business in Anchorage and uses Walgreens.com to research product and health information. He appreciates the choice the Company offers of either using its online services or shopping at the store.


Walgreens

Anchorage, Alaska – Walgreens celebrated grand openings of its first three stores in Alaska and the Company's presence in all 50 states this summer. The new stores – all in Anchorage and the surrounding area – carry products from local vendors including fishing supplies, "Deadliest Catch" T-shirts and popular cooking knives called "ulus." Walgreens now provides the only 24-hour pharmacies in the state and keeps its stores accessible with heated sidewalks and heated disability parking spaces.


Bausch & Lomb
PureVision
(balafilcon A)
6 Soft Contact Lenses

Products you can't find in stores

Walgreens.com provides customers with additional product choices that the Company's brick-and-mortar stores don't always carry. Online shoppers can find items such as contact lenses *(shown above)*, canes and wheelchairs.

13.3
million visits
PER MONTH ON
Walgreens.com



Walgreens goes mobile

Customers Sonia Delgado *(left)* and Jenny Trest are fans of Walgreens on Facebook and follow the Company's information and special offers on the site. They can also use their cell phones to view our mobile site or find daily deals on Twitter.

Specialty pharmacy deliveries

Walgreens centralized specialty pharmacy facilities provide overnight deliveries of medications for chronic health conditions such as cancer, multiple sclerosis and rheumatoid arthritis. Because there are more than 600 specialty drugs currently in development – which could account for nearly half of all new drug introductions – specialty pharmacy is the fastest growing segment of pharmacy. Walgreens is well-positioned for this growth in communities across America.




Windsor, Connecticut

Caring for neighbors

Walgreens cares about our neighbors, our people and our planet. The Company's community outreach programs focus on access to health services. Its Wellness Tour bus initiatives with AARP and the National Urban League are good examples. In 2009, 10 tour buses traveled to communities across the country and in Puerto Rico, providing $24.7 million worth of free health screenings.

Walgreens provides strong career opportunities for our 238,000 team members of all backgrounds and invests in facilities that make it easier to include people with disabilities in our workforce. This year, Walgreens opened its newest distribution center in Connecticut, where more than one-third of our employees have a physical or cognitive disability.

To help preserve our planet, Walgreens has initiatives to become more energy efficient. The Company's sustainability efforts include installing high-efficiency lighting, solar panels at some stores and distribution centers, and green roofs. In 2009, Walgreens also opened two "green" stores that use environmental standards developed by the U.S. Green Building Council.

Included and independent

Walgreens encourages an inclusive environment for employees with disabilities, like team member Jamie Graham at the Walgreens distribution center in Connecticut. With a good paying, full-time job, Jamie has found a new sense of independence.



Windsor, Connecticut – The town of Windsor, Connecticut, and its Chamber of Commerce *(shown here)* welcomed Walgreens newest distribution center earlier this year. Employees with disabilities at this and other Walgreen distribution centers work side-by-side with other team members – achieving the same productivity goals and pay. The 700,000-square-foot facility in Windsor serves hundreds of Walgreens stores throughout the Northeast.



Recycling saves energy

Tony Dias, team member at the Connecticut distribution center, transports an 1,100-pound bale of cardboard to be recycled. In 2009, Walgreens recycled more than 42,000 tons of cardboard, which saved about 700,000 trees.

$68 million

in charitable donations



Cutting energy costs

Sam Lahn, Executive Assistant Store Manager, inspects an energy management system panel. Walgreens receives data from this panel – now in more than 1,100 stores – to substantially reduce energy usage.

Low-emission fuels mean cleaner air

The Company's fleet of 689 semi-trailers uses low-emission fuels for cleaner air. Richard Greves, Fleet Manager at the Connecticut distribution center, fills a semi with ultra-low sulfur fuel before the driver sets off on store deliveries.





Board of Directors *As of November 16, 2009*

(Seated – left to right)

James A. Skinner
Vice Chairman and
Chief Executive Officer –
McDonald's Corporation
Elected 2005 *(1) (2*)*

Alan G. McNally
Chairman of the Board –
Walgreen Co.
Special Advisor –
Harris Financial Corporation
Elected 1999 *(3*)*

Marilou M. von Ferstel
Former Executive
Vice President and
General Manager –
Ogilvy Public Relations
Worldwide
Elected 1987 *(1) (4)*

Cordell Reed
Former Senior Vice President –
Commonwealth Edison Co.
Elected 1994 *(2) (3)*

(Standing – left to right)

Mark P. Frissora
Chairman of the Board and
Chief Executive Officer –
Hertz Global Holdings, Inc. and
The Hertz Corporation
Elected 2009 *(3) (4)*

Steven A. Davis
Chairman of the Board and
Chief Executive Officer –
Bob Evans Farms Inc.
Elected 2009 *(3) (4)*

Nancy M. Schlichting
President and
Chief Executive Officer –
Henry Ford Health System
Elected 2006 *(1) (2)*

Gregory D. Wasson
President and
Chief Executive Officer –
Walgreen Co.
Elected 2009

Charles R. Walgreen III
Chairman Emeritus
Elected 1963 *(3)*

David Y. Schwartz
Former Partner –
Arthur Andersen LLP
Elected 2000 *(1*) (3)*

Alejandro Silva
Chairman of the Board and
Chief Executive Officer –
Evans Food Group, Inc.
Elected 2008 *(1) (4)*

William C. Foote
Chairman of the Board and
Chief Executive Officer –
USG Corporation
Elected 1997 *(2) (4*)*

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
** Committee Chair*

Officers *As of November 16, 2009*

President and Chief Executive Officer
Gregory D. Wasson

Executive Vice Presidents

Wade D. Miquelon
Chief Financial Officer

Mark A. Wagner
Operations & Community Management

Senior Vice Presidents

Stanley B. Blaylock
President
Walgreens Health Services

R. Bruce Bryant
Western Operations

Sona Chawla
E-Commerce

Kermit R. Crawford
Pharmacy

Dana I. Green
General Counsel & Corporate Secretary

Donald C. Huonker
Health Care Innovation

J. Randolph Lewis
Supply Chain & Logistics

George J. Riedl
Pharmacy Innovation & Purchasing

Hal F. Rosenbluth
President
Health & Wellness

Timothy J. Theriault
Chief Information Officer

Vice Presidents

Thomas J. Connolly
Facilities Development

Kimberly L. Feil
Chief Marketing Officer

W. Bryan Pugh
Merchandising

Mia M. Scholz
Chief Accounting Officer
Controller

John W. Spina
Retail Integration

David A. Van Howe
New Business Development

Denise K. Wong
Information Technology

Robert G. Zimmerman
Corporate Development

General Auditor
Chester G. Young

Treasurer
Jason M. Dubinsky

Five-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in millions, except per share amounts)*

Fiscal Year		**2009**	2008	2007	2006	2005
Net Sales		**$63,335**	$59,034	$53,762	$47,409	$42,202
	Cost of sales *(1)*	**45,722**	42,391	38,518	34,240	30,414
	Gross profit	**17,613**	16,643	15,244	13,169	11,788
	Selling, general and administrative *(1) (2)*	**14,366**	13,202	12,093	10,467	9,364
	Operating income	**3,247**	3,441	3,151	2,702	2,424
	Other income (expense)	**(83)**	(11)	38	52	32
	Earnings Before Income Tax Provision	**3,164**	3,430	3,189	2,754	2,456
	Income tax provision	**1,158**	1,273	1,148	1,003	896
	Net Earnings	**$ 2,006**	$ 2,157	$ 2,041	$ 1,751	$ 1,560
Per Common Share	Net earnings					
	Basic	**$ 2.03**	$ 2.18	$ 2.04	$ 1.73	$ 1.53
	Diluted	**2.02**	2.17	2.03	1.72	1.52
	Dividends declared	**.48**	.40	.33	.27	.22
	Book value	**14.54**	13.01	11.20	10.04	8.77
Non-Current Liabilities	Long-term debt	**$ 2,336**	$ 1,337	$ 22	$ 3	$ 12
	Deferred income taxes	**265**	150	158	141	240
	Other non-current liabilities	**1,396**	1,410	1,285	1,116	986
Assets and Equity	Total assets	**$25,142**	$22,410	$19,314	$17,131	$14,609
	Shareholders' equity	**14,376**	12,869	11,104	10,116	8,890
	Return on average shareholders' equity	**14.7%**	18.0%	19.2%	18.4%	18.3%
Locations	Year-end *(3)*	**7,496**	6,934	5,997	5,461	4,985

(1) Fiscal 2009 included a pre-tax restructuring and restructuring related charge of $257 million ($.16 per share, diluted), $95 million included in cost of sales and $162 million in selling, general and administrative.

(2) Fiscal 2008 included a positive pre-tax adjustment of $79 million ($.05 per share, diluted), which corrected for historically over-accruing the Company's vacation liability.

(3) Locations include drugstores, worksite facilities, home care facilities, specialty pharmacies and mail service facilities.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, household items, personal care, convenience foods, beauty care, photofinishing, candy and seasonal items. Customers can have prescriptions filled in retail pharmacies, as well as through the mail, by telephone and via the Internet. As of August 31, 2009, we operated 7,496 locations in 50 states, the District of Columbia, Guam and Puerto Rico. Total locations do not include 337 convenient care clinics operated by Take Care Health Systems, Inc.

Number of Locations

Location Type	2009	2008	2007
Drugstores	**6,997**	6,443	5,882
Worksite Facilities	**377**	364	3
Home Care Facilities	**105**	115	101
Specialty Pharmacies	**15**	10	8
Mail Service Facilities	**2**	2	3
Total	**7,496**	6,934	5,997

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

The long-term outlook for prescription utilization is strong due in part to the aging population and the continued development of innovative drugs that improve quality of life and control health care costs. Certain provisions of the Deficit Reduction Act of 2005 seek to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs. These changes are expected to result in reduced Medicaid reimbursement rates for prescription drugs. Also, in conjunction with a recently approved class action settlement with two entities that publish the average wholesale price (AWP) of pharmaceuticals, the methodology used to calculate the AWP, a pricing reference widely used in the pharmacy industry, was changed in a way that reduced the AWP for many brand-name prescription drugs effective September 26, 2009. The Company has reached understandings with most of its third-party payors to adjust reimbursements to correct for this change in methodology, but state Medicaid programs that utilize AWP as a pricing reference have not taken action to make similar adjustments, which is expected to result in reduced Medicaid reimbursement levels in fiscal 2010. In addition, the federal government has been considering proposals to reform the U.S. heath care system. These proposals may increase government involvement in health care, increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates or otherwise change the way we do business. The effect of these proposals could have an impact on our results of operations.

Front-end sales have continued to grow due to new store openings and strengthening core categories, such as over-the-counter non-prescription drugs, household items, convenience foods and personal care products. Walgreens strong name recognition continues to drive private brand sales, which are included in these core categories.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are investing in prime locations, technology and customer service initiatives. Retail organic growth continues to be our primary growth vehicle; however, consideration is given to retail and other acquisitions that provide unique opportunities and fit our business strategies, such as the acquisitions of select locations of Drug Fair to our drugstore operations and McKesson Specialty and IVPCARE to our specialty pharmacy operations.

Restructuring Charges

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, realignment of pharmacy operations and transforming the community pharmacy. In conjunction with these initiatives approximately $300 million to $400 million of pre-tax costs were anticipated over fiscal 2009 and 2010.

As of August 31, 2009, we have recorded the following pre-tax charges associated with our restructuring initiatives within the Consolidated Statement of Earnings *(In millions)*:

	Twelve Months Ended August 31, 2009
Severance and other benefits	$ 74
Project cancellation settlements	7
Inventory charges	63
Restructuring expense	144
Consulting	76
Restructuring and restructuring related costs	$220
Cost of sales	$ 63
Selling, general and administrative expense	157
	$220

The $74 million of severance and other benefits includes the charges associated with 432 employees who participated in the voluntary separation program and 265 employees who were involuntarily separated from the Company. Prior to their last day of service, 143 people who were previously notified that their positions had been eliminated subsequently found open positions within the Company. All severance and benefits associated with these people have been reversed.

Inventory charges consist of on-hand inventory that has been reduced from cost to current selling prices and the loss we incurred on the sale of inventory below cost. In addition, as a part of our restructuring efforts we sold an incremental amount of inventory below traditional retail prices. The dilutive effect of these sales on gross profit for the year ended August 31, 2009, was $32 million.

Additionally, in conjunction with our Customer Centric Retailing (CCR) initiative, we are enhancing the store format to ensure we have the proper assortments, better category layouts and adjacencies, better shelf height and sight lines and better assortment and brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size. This format will be rolled out to approximately 5,000 to 5,500 stores. Fiscal 2009 included 202 stores; we plan to enhance approximately 2,600 stores in fiscal 2010 and the remaining stores in fiscal 2011. Although we will continue to refine our estimates as the rollout progresses, based on our current experience with the first 202 stores, we expect the total cost to be $30 thousand to $50 thousand per store. As of August 31, 2009, we incurred selling, general and administrative expenses of $5 million related to this program.

We incurred pre-tax costs of $257 million ($220 million of restructuring and restructuring related costs, $32 million of gross profit dilution and $5 million of CCR store remodel costs) in fiscal 2009. We anticipate approximately $140 million of pre-tax restructuring and restructuring related costs and gross profit dilution in fiscal 2010. Additionally, we anticipate between $78 million and $130 million in pre-tax CCR store remodel costs in fiscal 2010.

As of August 31, 2009, we have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets *(In millions)*:

	August 31, 2008 Reserve Balance	Charges	Cash Payments	August 31, 2009 Reserve Balance
Severance and other benefits	$—	$82	$78	$4

We have realized savings related to these initiatives of approximately $250 million for the year. The savings, which are included in selling, general and administrative expenses, are primarily the result of reduced store labor and other position reductions. We anticipate achieving net annual pre-tax savings of approximately $500 million in fiscal 2010 and $1 billion by fiscal 2011 related to these initiatives.

Operating Statistics

	Percentage Increases/ (Decreases)		
Fiscal Year	**2009**	2008	2007
Net Sales	**7.3**	9.8	13.4
Net Earnings	**(7.0)**	5.7	16.6
Comparable Drugstore Sales	**2.0**	4.0	8.1
Prescription Sales	**7.8**	9.7	14.7
Comparable Drugstore Prescription Sales	**3.5**	3.9	9.5
Front-End Sales	**6.3**	10.0	12.2
Comparable Drugstore Front-End Sales	**(0.5)**	4.2	5.8
Gross Profit	**5.8**	9.2	15.8
Selling, General and Administrative Expenses	**8.8**	9.2	15.5

	Percent to Net Sales		
Fiscal Year	**2009**	2008	2007
Gross Margin	**27.8**	28.2	28.4
Selling, General and Administrative Expenses	**22.7**	22.4	22.5

	Other Statistics		
Fiscal Year	**2009**	2008	2007
Prescription Sales as a % of Net Sales	**65.3**	64.9	65.0
Third-Party Sales as a % of Total Prescription Sales	**95.4**	95.3	94.8
Total Number of Prescriptions *(In millions)*	**651**	617	583
30-Day Equivalent Prescriptions *(In millions)**	**723**	677	636
Total Number of Locations	**7,496**	6,934	5,997

** Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.*

Results of Operations

Fiscal year 2009 net earnings decreased 7.0% to $2,006 million, or $2.02 per share (diluted), versus last year's earnings of $2,157 million, or $2.17 per share (diluted). The reduction in net earnings resulted from increased selling, general and administrative expenses that included restructuring and restructuring related costs, reduced gross margins and higher interest expense, which were partially offset by improved sales. Additionally, the prior year was benefited by a positive adjustment of $79 million, which corrected for historically over-accruing the Company's vacation liability.

Net sales increased by 7.3% to $63,335 million in fiscal 2009 compared to increases of 9.8% in 2008 and 13.4% in 2007. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 2.0% in 2009, 4.0% in 2008 and 8.1% in 2007. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months. Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition. We operated 7,496 locations (6,997 drugstores) as of August 31, 2009, compared to 6,934 (6,443 drugstores) at August 31, 2008, and 5,997 (5,882 drugstores) at August 31, 2007.

Prescription sales increased 7.8% in 2009, 9.7% in 2008 and 14.7% in 2007. Comparable drugstore prescription sales were up 3.5% in 2009 compared to increases of 3.9% in 2008 and 9.5% in 2007. Prescription sales as a percent of total net sales were 65.3% in 2009, 64.9% in 2008 and 65.0% in 2007. The effect of generic drugs introduced during the fiscal year, which replaced higher priced retail brand name drugs, reduced prescription sales by 3.0% for 2009, 3.5% for 2008 and 4.2% for 2007, while the effect on total sales was 1.9% for 2009, 2.2% for 2008 and 2.5% for 2007. Third-party sales, where reimbursement is received from managed care organizations, the government or private insurers, were 95.4% of prescription sales in 2009, 95.3% in 2008 and 94.8% in 2007. The total number of prescriptions filled was approximately 651 million in 2009, 617 million in 2008 and 583 million in 2007. Adjusted to 30-day equivalents, prescriptions filled were 723 million in 2009, 677 million in 2008 and 636 million in 2007.

Front-end sales increased 6.3% in 2009, 10.0% in 2008 and 12.2% in 2007. Front-end sales were 34.7% of total sales in fiscal 2009, 35.1% in 2008 and 35.0% in 2007. The increase is due in part to new store openings and improved sales dollars related to non-prescription drugs, household items, convenience foods, and personal care products. Comparable drugstore front-end sales decreased 0.5% in 2009 compared to increases of 4.2% and 5.8% in fiscal years 2008 and 2007, respectively. The decrease in fiscal 2009 comparable front-end sales was primarily due to seasonal items and photofinishing.

Gross margin as a percent of sales decreased to 27.8% in 2009 from 28.2% in 2008. Overall margins were negatively impacted by non-retail businesses, including specialty pharmacy, which have lower margins and are becoming a greater part of the total business, lower front-end margins due to product mix, a higher provision for LIFO and restructuring and restructuring related costs. This was partially offset by an improvement in retail pharmacy margins, which were positively influenced by generic drug sales, but to a lesser extent negatively influenced by the growth in third party pharmacy sales. Gross margin as a percent of sales was 28.2% in 2008 as compared to 28.4% in 2007. Overall margins were negatively impacted by non-retail businesses, but partially offset by improvements in retail pharmacy margins. Front-end margins remained essentially flat from 2007 as a positive shift in sales mix was offset by increased promotions.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 2.00% in 2009, 1.28% in 2008 and 1.04% in 2007, which resulted in charges to cost of sales of $172 million in 2009, $99 million in 2008 and $69 million in 2007. Inflation on prescription inventory was 2.40% in 2009, 2.65% in 2008 and .71% in 2007. In all three fiscal years, we experienced deflation in some non-prescription inventories.

Gross profit increased 5.8% in 2009 compared to increases of 9.2% in 2008 and 15.8% in 2007. The decrease in the rate of growth in the current year is due to lower sales growth and lower front-end gross margins. The decrease in 2008 from 2007 was due to lower sales growth and lower gross profit contribution from generic versions of the name brand drugs Zocor and Zoloft.

Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

Selling, general and administrative expenses were 22.7% of sales in fiscal 2009, 22.4% in fiscal 2008 and 22.5% in fiscal 2007. As a percentage of sales, the increase in the current year was due to higher restructuring and restructuring related expenses and occupancy. Additionally, in fiscal 2008 we recorded a positive adjustment of $79 million, which corrected for historically over-accruing the Company's vacation liability. These items were partially offset by restructuring savings, primarily in store payroll. The decrease in fiscal 2008 as compared to fiscal 2007 was due to the positive vacation adjustment and lower provisions for legal matters, partially offset by higher store level expenses as a percentage of sales.

Selling, general and administrative expenses increased 8.8% in fiscal 2009, 9.2% in fiscal 2008 and 15.5% in fiscal 2007. The decrease in the rate of growth is attributed to restructuring savings, primarily in store payroll. Store level salaries increased at a lower rate of growth than sales, contrary to the prior years where the rate of growth was higher than sales. Partially offsetting the current year decrease was restructuring and restructuring related expenses, which increased the rate of growth by 1.2 percentage points. Additionally, fiscal 2008 results included a positive adjustment which corrected for historically over-accruing the Company's vacation liability. Lower provisions for legal matters and insurance also contributed to the improvement for fiscal 2008 over fiscal 2007.

Interest was a net expense of $83 million and $11 million for fiscal 2009 and 2008, respectively, as compared to net interest income of $38 million for fiscal 2007. The change in net interest over the prior year is attributed to the issuance of long-term debt. Interest expense for the current year is net of $16 million that was capitalized to construction projects. Last year, we capitalized $19 million of interest to construction projects. The increase in net interest expense from fiscal 2007 to fiscal 2008 was due to higher short-term borrowings, the issuance of long-term debt and lower short-term investments for sale.

The effective income tax rate was 36.6% for fiscal 2009, 37.1% for 2008 and 36.0% for 2007. Fiscal 2009 reflects an increase in federal permanent deductions as compared to the prior year. Fiscal 2007 reflects the favorable resolution of a multiyear state tax matter and a lower effective state tax rate.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, liability for closed locations, liability for insurance claims, cost of sales and income taxes. We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of our impairment analysis for each reporting unit, we engaged a third-party appraisal firm to assist in the determination of estimated fair value for each unit. This determination included estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among others, purchased prescription files, customer relationships and trade names. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. We also compared the sum of the estimated fair values of the reporting units to the Company's total value as implied by the market value of the Company's equity and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment.

Allowance for doubtful accounts – The provision for bad debt is based on both specific receivables and historic write-off percentages. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

Vendor allowances – Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine vendor allowances.

Liability for closed locations – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Liability for insurance claims – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Cost of sales – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

We adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, effective September 1, 2007. The adoption of FIN 48 resulted in the reclassification of certain tax liabilities from current to long-term and a decrease in our liability for unrecognized tax benefits, which was accounted for as an increase to the August 31, 2007, retained earnings balance. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine income taxes.

Liquidity and Capital Resources

Cash and cash equivalents were $2,087 million at August 31, 2009, compared to $443 million at August 31, 2008. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in U.S. Treasury market funds and Treasury Bills.

Net cash provided by operating activities improved $1,072 million to $4,111 million compared to $3,039 million a year ago. The increase is primarily attributable to working capital improvements. For the year, we generated $728 million in cash flow from working capital improvements, primarily through better inventory management. Working capital improvements were partially offset by lower net earnings. Last year, working capital was a use of $87 million in cash. Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and stock repurchases. In fiscal 2009 and 2008, we supplemented cash provided by operations with long-term debt.

Net cash used for investing activities was $2,776 million versus $2,818 million last year. Using the proceeds from our issuance of long-term debt, we invested $2,600 million in short-term Treasury Bills, of which $500 million remained outstanding at August 31, 2009. Additions to property and equipment were $1,927 million compared to $2,225 million last year. During the year, we added a total of 691 locations (562 net) compared to 1,031 last year (937 net). There were 183 owned locations added during the year and 42 under construction at August 31, 2009, versus 235 owned locations added and 69 under construction as of August 31, 2008.

	Drugstores	Work-sites	Home Care	Specialty Pharmacy	Mail Service	Total
August 31, 2007	5,882	3	101	8	3	5,997
New/Relocated	596	4	6	3	(1)	608
Acquired	32	362	27	2	—	423
Closed/Replaced	(67)	(5)	(19)	(3)	—	(94)
August 31, 2008	6,443	364	115	10	2	6,934
New/Relocated	556	36	5	5	—	602
Acquired	70	3	11	5	—	89
Closed/Replaced	(72)	(26)	(26)	(5)	—	(129)
August 31, 2009	6,997	377	105	15	2	7,496

Business acquisitions this year were $405 million versus $620 million in fiscal 2008. Business acquisitions in 2009 included select locations of Drug Fair to our retail drugstore operations; McKesson Specialty and IVPCARE to our specialty pharmacy operations; and selected other assets (primarily prescription files). Business acquisitions in 2008 included the purchase of I-trax, Inc. and Whole Health Management, operators of worksite health centers, including primary and acute care, wellness, pharmacy and disease management services and health and fitness programming; 20 drugstores from Farmacias El Amal; CuraScript Infusion Pharmacy, Inc., a home infusion services provider; and selected other assets (primarily prescription files).

Capital expenditures for fiscal 2010 are expected to be approximately $1.6 billion, excluding business acquisitions and prescription file purchases. We expect new drugstore organic growth of between 4.5% and 5.0% in fiscal 2010 and between 2.5% and 3.0% annually beginning in 2011. During the current fiscal year we added a total of 691 locations, of which 626 were new, relocated or acquired drugstores. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology.

Net cash provided by financing activities was $309 million compared to a net cash use of $33 million last year. On January 13, 2009, we issued $1,000 million of 5.25% notes due 2019. The notes were issued at a discount. The net proceeds after deducting the discount, underwriting fees and issuance costs were $987 million.

Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

These proceeds were used to pay down borrowings under our commercial paper program and purchase short-term Treasury Bills. Short-term borrowings paid during the current fiscal year were $70 million as compared to $802 million in the previous year. Shares totaling $279 million were purchased to support the needs of the employee stock plans during the current period as compared to $294 million a year ago. On January 10, 2007, a stock repurchase program ("2007 repurchase program") of up to $1,000 million was announced, to be executed over four years. No repurchases were made during the current or prior year under this plan.

On October 14, 2009, our Board of Directors approved a long-term capital policy. Our long-term capital policy is to: maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term. In connection with our capital policy, our Board of Directors authorized a new stock repurchase program ("2009 repurchase program") and set a long-term dividend payout ratio target between 30 and 35 percent. The 2009 repurchase program, which replaced the 2007 repurchase program, allows for the repurchase of up to $2,000 million of the Company's common stock prior to its expiration on December 31, 2013. In addition, we will continue to repurchase shares to support the needs of the employee stock and option plans. We had proceeds related to employee stock plans of $138 million during the current fiscal year as compared to $210 million a year ago. Cash dividends paid were $446 million during the current fiscal year versus $376 million a year ago.

We had no commercial paper outstanding at August 31, 2009. In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1,200 million. The first $600 million facility expires on August 9, 2010, and allows for the issuance of up to $400 million in letters of credit, which reduce the amount available for borrowing. The second $600 million facility expires on August 12, 2012. Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants. The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. As of August 31, 2009, we were in compliance with all such covenants. The Company pays a facility fee to the financing bank to keep these lines of credit active. While we are still able to access these lines of credit, as of August 31, 2009, there were no borrowings outstanding against these credit facilities. We do not expect any borrowings under these facilities, together with our outstanding commercial paper, to exceed $1,200 million.

Our current credit ratings are as follows:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Negative

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2009 *(In millions)*:

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	Over 5 Years
Operating leases *(1)*	$34,582	$1,995	$4,121	$3,996	$24,470
Purchase obligations *(2)*:					
Open inventory purchase orders	1,477	1,477	—	—	—
Real estate development	383	381	2	—	—
Other corporate obligations	508	287	140	47	34
Long-term debt*	2,358	10	4	1,304	1,040
Interest payment on long-term debt	752	113	232	168	239
Insurance*	494	164	154	72	104
Retiree health*	328	11	24	29	264
Closed location obligations*	99	21	28	16	34
Capital lease obligations*	40	3	4	3	30
Other long-term liabilities reflected on the balance sheet* *(3)*	685	52	123	129	381
Total	$41,706	$4,514	$4,832	$5,764	$26,596

* *Recorded on balance sheet.*

(1) *Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses for the Company's most recent fiscal year were $335 million.*

(2) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.*

(3) *Includes $58 million ($19 million due in 1–3 years, $30 million due in 3–5 years and $9 million due over 5 years) of unrecognized tax benefits recorded under FIN 48, which we adopted on September 1, 2007.*

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In millions)*:

Insurance	$ 265
Inventory obligations	69
Real estate development	13
Other	8
Total	$ 355

We have no off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table and a credit agreement guaranty on behalf of SureScripts-RxHub, LLC. This agreement is described more fully in Note 11 in the Notes to Consolidated Financial Statements.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (including real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 141(R), *Business Combinations*. This statement establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired, liabilities assumed and any noncontrolling interest in a business combination. In addition, the statement provides a revised definition of a business, shifts from the purchase method to the acquisition method, expenses acquisition-related transaction costs, recognizes contingent consideration and contingent assets and liabilities at fair value and capitalizes acquired in-process research and development. This statement, which will be effective for the first quarter of fiscal 2010, will be applied prospectively to business combinations.

We adopted the provisions of SFAS No. 157, *Fair Value Measurements*, for financial assets and liabilities beginning in the first quarter of fiscal 2009. FASB Staff Position (FSP) No. 157-2 deferred the effective date of nonfinancial assets and liabilities until fiscal year 2010. We do not expect to have a material impact in the first quarter of fiscal 2010, when we apply the statement to our nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51*. The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement significantly changes the accounting for transactions with minority interest holders. This statement, which will be effective for the first quarter of fiscal 2010, is not expected to have a material impact on our consolidated financial position or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board Opinion (APB) 28-1, *Interim Disclosures about Fair Value of Financial Instruments*. This FSP amends SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This FSP also amends APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in all interim financial statements. We will adopt FSP FAS 107-1 and APB 28-1 and provide the additional required disclosures in the first quarter of fiscal 2010.

In June of 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on our consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*, which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). This statement, which will be effective for the first quarter of fiscal 2011, is not expected to have a material impact on our consolidated financial position or results of operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2009, for a discussion of important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings

Walgreen Co. and Subsidiaries for the years ended August 31, 2009, 2008 and 2007 *(In millions, except shares and per share amounts)*

Earnings	2009	2008	2007
Net sales	**$63,335**	$59,034	$53,762
Cost of sales	**45,722**	42,391	38,518
Gross Profit	**17,613**	16,643	15,244
Selling, general and administrative expenses	**14,366**	13,202	12,093
Operating Income	**3,247**	3,441	3,151
Interest (expense) income, net	**(83)**	(11)	38
Earnings Before Income Tax Provision	**3,164**	3,430	3,189
Income tax provision	**1,158**	1,273	1,148
Net Earnings	**$ 2,006**	$ 2,157	$ 2,041
Net earnings per common share – basic	**$ 2.03**	$ 2.18	$ 2.04
Net earnings per common share – diluted	**2.02**	2.17	2.03
Average shares outstanding	**989,975,768**	990,609,865	998,633,559
Dilutive effect of stock options	**1,355,126**	4,933,681	7,706,509
Average shares outstanding assuming dilution	**991,330,894**	995,543,546	1,006,340,068

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries for the years ended August 31, 2009, 2008 and 2007 *(In millions, except shares and per share amounts)*

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Amount
Balance, August 31, 2006	1,007,862,119	$80	$559	$ (70)	$10,312	$—	$ (764)
Net earnings	—	—	—	—	2,041	—	—
Cash dividends declared ($.3275 per share)	—	—	—	—	(326)	—	—
Treasury stock purchases	(23,842,749)	—	—	—	—	—	(1,064)
Employee stock purchase and option plans	7,121,987	—	(98)	—	—	—	322
Stock-based compensation	—	—	98	—	—	—	—
Employee stock loan receivable	—	—	—	18	—	—	—
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	(4)	—
Balance, August 31, 2007	991,141,357	80	559	(52)	12,027	(4)	(1,506)
Net earnings	—	—	—	—	2,157	—	—
Cash dividends declared ($.3975 per share)	—	—	—	—	(394)	—	—
Treasury stock purchases	(8,000,000)	—	—	—	—	—	(294)
Employee stock purchase and option plans	6,034,861	—	(55)	—	—	—	249
Stock-based compensation	—	—	71	—	—	—	—
Employee stock loan receivable	—	—	—	16	—	—	—
FIN 48 adoption impact	—	—	—	—	2	—	—
Additional minimum postretirement liability, net of tax	—	—	—	—	—	13	—
Balance, August 31, 2008	989,176,218	80	575	(36)	13,792	9	(1,551)
Net earnings	—	—	—	—	2,006	—	—
Cash dividends declared ($.4750 per share)	—	—	—	—	(471)	—	—
Treasury stock purchases	(10,270,000)	—	—	—	—	—	(279)
Employee stock purchase and option plans	9,655,172	—	(48)	—	—	—	297
Stock-based compensation	—	—	78	—	—	—	—
Employee stock loan receivable	—	—	—	(104)	—	—	—
Additional minimum postretirement liability, net of tax	—	—	—	—	—	28	—
Balance, August 31, 2009	988,561,390	$80	$605	$ (140)	$15,327	$ 37	$(1,533)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2009 and 2008 *(In millions, except shares and per share amounts)*

Assets		**2009**	2008
Current Assets	Cash and cash equivalents	**$ 2,087**	$ 443
	Short-term investments	**500**	—
	Accounts receivable, net	**2,496**	2,527
	Inventories	**6,789**	7,249
	Other current assets	**177**	214
	Total Current Assets	**12,049**	10,433
Non-Current Assets	Property and equipment, at cost, less accumulated depreciation and amortization	**10,802**	9,775
	Goodwill	**1,461**	1,438
	Other non-current assets	**830**	764
	Total Non-Current Assets	**13,093**	11,977
	Total Assets	**$25,142**	$22,410

Liabilities and Shareholders' Equity			
Current Liabilities	Short-term borrowings	**$ 15**	$ 83
	Trade accounts payable	**4,308**	4,289
	Accrued expenses and other liabilities	**2,406**	2,272
	Income taxes	**40**	—
	Total Current Liabilities	**6,769**	6,644
Non-Current Liabilities	Long-term debt	**2,336**	1,337
	Deferred income taxes	**265**	150
	Other non-current liabilities	**1,396**	1,410
	Total Non-Current Liabilities	**3,997**	2,897
	Commitments and Contingencies (see Note 11)		
Shareholders' Equity	Preferred stock, $.0625 par value; authorized 32 million shares; none issued	**—**	—
	Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2009 and 2008	**80**	80
	Paid-in capital	**605**	575
	Employee stock loan receivable	**(140)**	(36)
	Retained earnings	**15,327**	13,792
	Accumulated other comprehensive income	**37**	9
	Treasury stock at cost, 36,838,610 shares in 2009 and 36,223,782 shares in 2008	**(1,533)**	(1,551)
	Total Shareholders' Equity	**14,376**	12,869
	Total Liabilities and Shareholders' Equity	**$25,142**	$22,410

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the years ended August 31, 2009, 2008 and 2007 *(In millions)*

		2009	2008	2007
Cash Flows from Operating Activities	Net earnings	**$ 2,006**	$ 2,157	$ 2,041
	Adjustments to reconcile net earnings to net cash provided by operating activities –			
	Depreciation and amortization	**975**	840	676
	Deferred income taxes	**260**	(61)	23
	Stock compensation expense	**84**	68	74
	Income tax savings from employee stock plans	**1**	3	6
	Other	**12**	11	3
	Changes in operating assets and liabilities –			
	Accounts receivable, net	**6**	(365)	(40)
	Inventories	**533**	(412)	(676)
	Other assets	**7**	(24)	(28)
	Trade accounts payable	**11**	550	(128)
	Accrued expenses and other liabilities	**66**	84	277
	Income taxes	**105**	80	25
	Other non-current liabilities	**45**	108	104
	Net cash provided by operating activities	**4,111**	3,039	2,357
Cash Flows from Investing Activities	Purchases of short-term investments – held to maturity	**(2,600)**	—	—
	Purchases of short-term investments – available for sale	**—**	—	(6,397)
	Proceeds from sale of short-term investments – held to maturity	**2,100**	—	—
	Proceeds from sale of short-term investments – available for sale	**—**	—	6,826
	Additions to property and equipment	**(1,927)**	(2,225)	(1,786)
	Proceeds from sale of assets	**51**	17	41
	Business and intangible asset acquisitions, net of cash received	**(405)**	(620)	(1,086)
	Net proceeds from corporate-owned life insurance policies	**5**	10	6
	Net cash used for investing activities	**(2,776)**	(2,818)	(2,396)
Cash Flows from Financing Activities	Net (payment) proceeds from short-term borrowings	**(70)**	(802)	850
	Net proceeds from issuance of long-term debt	**987**	1,286	—
	Payments of long-term debt	**—**	(28)	(141)
	Stock purchases	**(279)**	(294)	(1,064)
	Proceeds related to employee stock plans	**138**	210	266
	Cash dividends paid	**(446)**	(376)	(310)
	Bank overdrafts	**—**	—	(214)
	Other	**(21)**	(29)	(13)
	Net cash provided by (used for) financing activities	**309**	(33)	(626)
Changes in Cash and Cash Equivalents	Net increase (decrease) in cash and cash equivalents	**1,644**	188	(665)
	Cash and cash equivalents, September 1	**443**	255	920
	Cash and cash equivalents, August 31	**$ 2,087**	$ 443	$ 255

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

1. Summary of Major Accounting Policies

Description of Business

The Company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2009, there were 7,496 drugstore and other locations in 50 states, the District of Columbia, Guam and Puerto Rico. Prescription sales were 65.3% of total sales for fiscal 2009 compared to 64.9% in 2008 and 65.0% in 2007.

Basis of Presentation

The consolidated statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165, *Subsequent Events*, which established general accounting standards and disclosure for subsequent events. The Company adopted SFAS No. 165 during the fourth quarter of fiscal 2009. In accordance with SFAS No. 165, the Company has evaluated subsequent events through the date the financial statements were issued on October 26, 2009.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle within two business days, of $70 million at August 31, 2009, and $166 million at August 31, 2008. The Company's cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts, which were $336 million as of August 31, 2009, and $374 million as of August 31, 2008, are included in trade accounts payable in the accompanying consolidated balance sheets.

Financial Instruments

The Company had $69 million and $110 million of outstanding letters of credit at August 31, 2009, and 2008, respectively, which guarantee foreign trade purchases. Additional outstanding letters of credit of $265 million and $271 million at August 31, 2009, and 2008, respectively, guarantee payments of insurance claims. The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full. Letters of credit of $13 million and $14 million were outstanding at August 31, 2009, and August 31, 2008, respectively, to guarantee performance of construction contracts. The Company pays a facility fee to the financing bank to keep these letters of credit active. The Company had real estate development purchase commitments of $383 million and $952 million at August 31, 2009, and 2008, respectively.

In July 2009, we entered into five interest rate swaps converting our $1,300 million 4.875% fixed rate bonds to a floating interest rate based on the one-month LIBOR plus a constant spread. We account for these swaps according to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The swaps in conjunction with the related bond are measured at fair value in accordance with SFAS No. 157, *Fair Value Measurements*. There were no investments in derivative financial instruments during fiscal 2008 except for the embedded derivative contained within the conversion features of the $28 million of convertible debt acquired in the Option Care, Inc. and affiliated companies acquisition. The value of such derivative was not material and the debt was retired on September 6, 2007.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2009 and 2008, inventories would have been greater by $1,239 million and $1,067 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Inventory includes product cost, inbound freight, warehousing costs and vendor allowances that are not included as a reduction of advertising expense.

Cost of Sales

Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to product cost, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances that are not included as a reduction of advertising expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and direct store related expenses. Other administrative costs include headquarters' expenses, advertising costs (net of advertising revenue) and insurance.

Vendor Allowances

Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 3 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The majority of the business uses the composite method of depreciation for equipment. Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In millions)*:

	2009	2008
Land and land improvements		
Owned locations	**$ 2,976**	$ 2,567
Distribution centers	**106**	103
Other locations	**241**	222
Buildings and building improvements		
Owned locations	**3,189**	2,790
Leased locations (leasehold improvements only)	**887**	724
Distribution centers	**619**	583
Other locations	**331**	309
Equipment		
Locations	**4,177**	4,056
Distribution centers	**1,068**	978
Other locations	**355**	282
Capitalized system development costs	**295**	258
Capital lease properties	**46**	46
	14,290	12,918
Less: accumulated depreciation and amortization	**3,488**	3,143
	$10,802	$ 9,775

Depreciation expense for property and equipment was $787 million in fiscal 2009, $697 million in fiscal 2008 and $585 million in fiscal 2007.

The Company capitalizes application stage development costs for significant internally developed software projects, including "Capacity Management Logistics Enhancements," upgrades to merchandise ordering systems, "Store POS," a store point of sale system, "POWER," a workload balancing system, and "Ad Planning," an advertising system. These costs are amortized over a five-year period. Amortization was $40 million in 2009, $36 million in 2008 and $29 million in 2007. Unamortized costs as of August 31, 2009 and 2008, were $202 million and $173 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill and intangibles under SFAS No. 142, *Goodwill and Other Intangible Assets*, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

Revenue Recognition

The Company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial. Sales taxes are not included in revenue.

The services the Company provides to our pharmacy benefit management (PBM) clients include: plan set-up, claims adjudication with network pharmacies, formulary management, and reimbursement services. Through its PBM the Company acts as an agent in administering pharmacy reimbursement contracts and does not assume credit risk. Therefore, revenue is recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy. We act as an agent to our clients with respect to administrative fees for claims adjudication. Those service fees are recognized as revenue.

Gift Cards

The Company sells Walgreens gift cards to our customers in our retail stores and through our website. We do not charge administrative fees on unused gift cards and our gift cards do not have an expiration date. We recognize income from gift cards when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. We determine our gift card breakage rate based upon historical redemption patterns. Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2009, 2008 or 2007.

Impaired Assets and Liabilities for Store Closings

The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Impairment charges included in selling, general and administrative expenses were $10 million in 2009, $12 million in 2008 and $10 million in 2007. The reserve for impaired assets was $47 million, $49 million and $44 million in fiscal 2009, 2008 and 2007, respectively.

The Company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. The reserve for store closings was $99 million, $69 million and $67 million in fiscal 2009, 2008 and 2007, respectively.

Insurance

The Company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the Company's policy to retain a significant portion of certain losses related to workers' compensation, property, comprehensive general, pharmacist and vehicle liability. Liabilities for these losses are recorded based upon the Company's estimates for claims incurred and are not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, general and administrative expenses, were $334 million in 2009, $341 million in 2008 and $356 million in 2007. Included in net advertising expenses were vendor advertising allowances of $174 million in 2009, $180 million in 2008 and $170 million in 2007.

Stock-Based Compensation Plans

In accordance with SFAS No. 123(R), *Share-Based Payment*, the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2009, 2008 and 2007 was $84 million, $68 million and $74 million, respectively. The recognized tax benefit was $29 million, $23 million and $26 million for fiscal 2009, 2008 and 2007, respectively.

As of August 31, 2009, there was $104 million of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted average of two years.

Income Taxes

We account for income taxes according to the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates we expect to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

We are subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

We adopted the provisions of FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, effective September 1, 2007. FIN 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction.

Earnings Per Share

The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares. Outstanding options to purchase common shares of 44,877,558 in 2009, 12,962,745 in 2008 and 6,943,454 in 2007 were excluded from the earnings per share calculations.

Interest Expense

The Company capitalized $16 million, $19 million and $6 million of interest expense as part of significant construction projects during fiscal 2009, 2008 and 2007, respectively. Interest paid, which is net of capitalized interest, was $89 million in fiscal 2009, $11 million in 2008 and $1 million in 2007.

Accumulated Other Comprehensive Income

In August 2007, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)*. In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income related to the Company's postretirement plan was $37 million pre-tax ($37 million after-tax) as of August 31, 2009. The minimum postretirement liability totaled $328 million as of August 31, 2009.

2. Restructuring

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value. One of these initiatives was a program designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, realignment of pharmacy operations and transforming the community pharmacy.

As of August 31, 2009, we have recorded the following pre-tax charges associated with our restructuring initiatives within the Consolidated Statement of Earnings:

	Twelve Months Ended August 31, 2009
Severance and other benefits	$ 74
Project cancellation settlements	7
Inventory charges	63
Restructuring expense	144
Consulting	76
Restructuring and restructuring related costs	$220
Cost of sales	$ 63
Selling, general and administrative expense	157
	$220

The $74 million of severance and other benefits includes the charges associated with 432 employees who participated in the voluntary separation program and 265 employees who were involuntarily separated from the Company. Prior to their last day of service, 143 people who were previously notified that their positions had been eliminated subsequently found open positions within the Company. All severance and benefits associated with these people have been reversed.

Inventory charges consist of on-hand inventory that has been reduced from cost to current selling prices and the loss we incurred on the sale of inventory below cost.

Additionally, in conjunction with our Customer Centric Retailing (CCR) initiative, we are enhancing the store format to ensure we have the proper assortments, better category layouts and adjacencies, better shelf height and sight lines and better assortment and brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size. This format will be rolled out to approximately 5,000 to 5,500 stores. Fiscal 2009 included 202 stores; we plan to enhance approximately 2,600 stores in fiscal 2010 and the remaining stores in fiscal 2011. Although we will continue to refine our estimates as the rollout progresses, based on our current experience with the first 202 stores, we expect the cost to be $30 thousand to $50 thousand per store. As of August 31, 2009, we incurred selling, general and administrative expenses of $5 million related to this program.

As of August 31, 2009, we have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets:

	August 31, 2008 Reserve Balance	Charges	Cash Payments	August 31, 2009 Reserve Balance
Severance and other benefits	$—	$82	$78	$4

3. Leases

The Company owns 20.7% of its operating locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property. Additionally, the Company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2009, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In millions)*:

	Capital Lease	Operating Lease
2010	$ 5	$ 2,024
2011	4	2,101
2012	3	2,085
2013	4	2,044
2014	4	2,002
Later	45	24,696
Total minimum lease payments	$65	$34,952

The capital lease amount includes $25 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $33 million on leases due in the future under non-cancelable subleases.

The Company remains secondarily liable on 20 assigned leases. The maximum potential of undiscounted future payments is $11 million as of August 31, 2009. Lease option dates vary, with some extending to 2014.

Rental expense was as follows *(In millions)*:

	2009	2008	2007
Minimum rentals	**$1,973**	$1,784	$1,614
Contingent rentals	**11**	13	16
Less: Sublease rental income	**(9)**	(10)	(11)
	$1,975	$1,787	$1,619

4. Acquisitions

Business acquisitions in 2009 included McKesson Specialty and IVPCARE, which were added to our specialty pharmacy operations; select locations of Drug Fair into our retail drugstore operations; and selected other assets (primarily prescription files).

The aggregate purchase price of all business and intangible asset acquisitions in fiscal 2009 was $405 million. These acquisitions added $170 million to prescription files, $23 million to other amortizable intangibles and $47 million to goodwill

($42 million is expected to be deductible for tax purposes). The remaining fair value relates to tangible assets less liabilities assumed. The allocation of the purchase price for each of these acquisitions, except McKesson Specialty and IVPCARE and Drug Fair, has been finalized.

The preliminary allocation of the purchase price of McKesson Specialty and IVPCARE and Drug Fair was accounted for under the purchase method of accounting with the Company as the acquirer in accordance with SFAS No. 141, *Business Combinations*. Any adjustments to the preliminary purchase price allocation are not expected to be material. Goodwill and other intangible assets recorded in connection with these acquisitions totaled $31 million and $39 million, respectively.

Operating results of the businesses acquired have been included in the consolidated statements of income for their respective acquisition dates forward. Pro forma results of the Company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

5. Short-Term Investments

Short-term investments at August 31, 2009, include Treasury Bills totaling $500 million maturing in September, October and November 2009. The interest rate on the Treasury Bills is less than 1%. The investment is held to maturity and recorded at cost in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Our Treasury Bills are short-term maturities, less than six months, that are purchased at a discount. We accrete interest on the Bills through maturity. The fair value of these Treasury Bills at August 31, 2009, approximated cost.

6. Goodwill and Other Intangible Assets

Goodwill is evaluated annually during the fourth quarter of the Company's fiscal year or when indications of potential impairment exist. The impairment calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No goodwill impairments were recorded in fiscal 2009. In fiscal 2008, we recorded an impairment of $9 million to our Institutional Pharmacy reporting unit. The impairment was the result of lower financial projections of the reporting unit.

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following *(In millions)*:

	2009	2008
Gross carrying amount		
Purchased prescription files	**$ 578**	$ 444
Purchasing and payor contracts	**266**	263
Trade name	**26**	40
Other amortizable intangible assets	**131**	108
Goodwill	**1,461**	1,438
Total gross carrying amount	**2,462**	2,293
Accumulated amortization		
Purchased prescription files	**(206)**	(145)
Purchasing and payor contracts	**(46)**	(25)
Trade name	**(11)**	(17)
Other amortizable intangibles	**(41)**	(25)
Total accumulated amortization	**(304)**	(212)
Total intangible assets, net	**$2,158**	$2,081

Changes to goodwill for fiscal 2009 relate to acquisitions and the finalization of purchase accounting.

Amortization expense for intangible assets was $148 million in 2009, $107 million in 2008 and $62 million in 2007. The weighted-average amortization period for purchased prescription files was six years for fiscal 2009 and fiscal 2008. The weighted-average amortization period for purchasing and payor contracts was 13 years for fiscal 2009 and fiscal 2008. The weighted-average amortization period for trade names was three years for fiscal 2009 and fiscal 2008. Trade names include $10 million of indefinite life assets. The weighted-average amortization period for other intangible assets was 10 years for fiscal 2009 and 11 years in fiscal 2008.

Expected amortization expense for intangible assets recorded at August 31, 2009, is as follows *(In millions)*:

2010	2011	2012	2013	2014
$145	$127	$107	$82	$50

7. Income Taxes

The provision for income taxes consists of the following *(In millions)*:

	2009	2008	2007
Current provision –			
Federal	**$ 807**	$1,201	$1,028
State	**91**	133	97
	898	1,334	1,125
Deferred provision –			
Federal	**243**	(59)	18
State	**17**	(2)	5
	260	(61)	23
	$1,158	$1,273	$1,148

The difference between the statutory federal income tax rate and the effective tax rate is as follows: *(In millions)*:

	2009	2008	2007
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.2**	2.4	2.5
Other	**(0.6)**	(0.3)	(1.5)
Effective income tax rate	**36.6%**	37.1%	36.0%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In millions)*:

	2009	2008
Deferred tax assets –		
Insurance	**$ 195**	$ 184
Compensation and benefits	**170**	189
Postretirement benefits	**170**	196
Accrued rent	**147**	138
Stock compensation	**110**	80
Inventory	**41**	54
Other	**115**	146
	948	987
Deferred tax liabilities –		
Accelerated depreciation	**913**	796
Inventory	**319**	177
Other	**71**	106
	1,303	1,079
Net deferred tax liabilities	**$ 355**	$ 92

Income taxes paid were $768 million, $1,235 million and $1,204 million during the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

FIN 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction. All unrecognized benefits at August 31, 2009, and August 31, 2008, were classified as long-term liabilities on our consolidated balance sheet.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2009 *(In millions)*:

	2009	2008
Balance at beginning of year	**$ 64**	$55
Gross increases related to tax positions in a prior period	**38**	7
Gross decreases related to tax positions in a prior period	**(5)**	(21)
Gross increases related to tax positions in the current period	**38**	28
Settlements with taxing authorities	**(1)**	(3)
Lapse of statute of limitations	**(6)**	(2)
Balance at end of year	**$128**	$64

At August 31, 2009, and August 31, 2008, $43 million and $27 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

We recognize interest and penalties in income tax provision in our consolidated statements of earnings. At August 31, 2009, and August 31, 2008, we had accrued interest and penalties of $18 million and $12 million, respectively.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states. We are no longer subject to U.S. federal income tax examinations for years before fiscal 2006. With few exceptions, we are no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2004. We anticipate that the Internal Revenue Service (IRS) will complete its audit of fiscal years 2006 and 2007 in fiscal 2010.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, we do not expect the change to have a material effect on our results of operations or our financial position.

8. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 *(In millions)*:

	2009	2008
Short-Term Borrowings –		
Commercial paper	**$ —**	$ 70
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2010 to 2035	**10**	8
Other	**5**	5
Total short-term borrowings	**$ 15**	$ 83
Long-Term Debt –		
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	**$1,294**	$1,295
5.250% unsecured notes due 2019 net of unamortized discount	**995**	—
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2010 to 2035	**57**	50
	2,346	1,345
Less current maturities	**(10)**	(8)
Total long-term debt	**$2,336**	$1,337

In fiscal 2009 and 2008, the Company issued commercial paper to support working capital needs. The short-term borrowings under the commercial paper program had the following characteristics *(In millions)*:

	2009	2008
Balance outstanding at fiscal year-end	**$ —**	$ 70
Maximum outstanding at any month-end	**1,068**	1,170
Average daily short-term borrowings	**272**	680
Weighted-average interest rate	**1.51%**	2.10%

The carrying value of the commercial paper approximates the fair value in both fiscal years.

In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1,200 million. The first $600 million facility expires on August 9, 2010, and allows for the issuance of up to $400 million in letters of credit, which reduce the amount available for borrowing. The second $600 million facility expires on August 12, 2012. Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants. The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. The Company pays a facility fee to the financing bank to keep these lines of credit active. While we are still able to access these lines of credit, as of August 31, 2009, there were no borrowings outstanding against these credit facilities.

On July 17, 2008, we issued notes totaling $1,300 million bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year. The notes will mature on August 1, 2013. We may redeem the notes, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees. The fair value of the notes as of August 31, 2009, was $1,395 million. Fair value was determined based upon discounted future cash flows for these notes.

On January 13, 2009, we issued notes totaling $1,000 million bearing an interest rate of 5.25% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. We may redeem the notes, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees. The fair value of the notes as of August 31, 2009, was $1,081 million. Fair value was determined based upon discounted future cash flows for these notes.

9. Financial Instruments

We use a derivative instrument to manage our interest rate exposure associated with some of our fixed-rate borrowings. We do not use derivative instruments for trading or speculative purposes. All derivative instruments are recognized in the consolidated balance sheets at fair value. We designate interest rate swaps as fair value hedges of fixed-rate borrowings. For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period. At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective for undertaking the hedge. In addition, we assess both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose us to credit-related losses in the event of nonperformance, but we currently do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current earnings.

The notional amounts of derivative instruments outstanding as of August 31, 2009, were as follows *(In millions)*:

	Notional Amount
Derivatives designated as hedges:	
Interest rate swaps	$1,300
Total derivatives	$1,300

The changes in fair value of the bond as a result of the derivative instrument is included in our long-term debt note (see Note 8) and amortized through maturity. As of August 31, 2009, we had net unamortized fair value changes of $2 million.

The fair value and balance sheet presentation of derivative instruments as of August 31, 2009, were as follows *(In millions)*:

	Location in Consolidated Balance Sheet	Fair Value
Liability derivatives designated as hedges:		
Interest rate swaps	Accrued expenses and other liabilities	$2
	Total liability derivatives	$2

Gains and losses on derivative instruments are recorded in interest expense on our consolidated statement of earnings. The amount recorded for the year ended August 31, 2009, was immaterial.

10. Fair Value Measurements

SFAS No. 157, *Fair Value Measurements*, defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable inputs other than quoted prices in active markets.

Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of financial assets and liabilities measured at fair value on a recurring basis was as follows *(In millions)*:

	August 31, 2009	Level 1	Level 2	Level 3
Liabilities:				
Interest rate swaps	$2	—	$2	—

Interest rate swaps are valued using future LIBOR rates.

11. Commitments and Contingencies

The Company is involved in legal proceedings, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, incidental to the normal course of the Company's business.

In October 2006, a $31 million judgment was entered against the Company in Illinois state court. In March 2009, the Illinois Appellate Court reversed the punitive portion of the judgment in the amount of $25 million and the Company settled the balance of the claim. Other parties of interest in the matter appealed the reversal of the punitive damages to the Supreme Court of Illinois. The Supreme Court rejected the appeal on September 30, 2009.

On April 16, 2008, the Plumbers and Steamfitters Local No. 7 Pension Fund filed a putative class action suit against the Company and its former and current Chief Executive Officers in the United States District Court for the Northern District of Illinois. The suit was filed on behalf of purchasers of Company common stock during the period between June 25, 2007, and November 29, 2007. The complaint, which was amended on October 16, 2008, charged the Company and its former and current Chief Executive Officers with violations of Section 10(b) of the Securities Exchange Act of 1934, claiming that the Company misled investors by failing to disclose declining rates of growth in generic drug sales and a contract dispute with a pharmacy benefits manager that allegedly had a negative impact on earnings. The United States District Court dismissed the suit on September 24, 2009.

On August 31, 2009, a Walgreen Co. shareholder named Dan Himmel filed a lawsuit, purportedly on the Company's behalf, against several current and former officers and directors (each, an "Individual Defendant"). The case is captioned *Himmel v. Wasson, et. al.* and was filed in the Circuit Court of Lake County, Illinois. The allegations in the lawsuit are similar to the securities fraud lawsuit described above. Himmel alleges that Walgreens management: (i) knew, or was reckless in not knowing, that selling, general and administrative expenses in the fourth quarter of 2007 were too high, in light of decreased profits from generic drug sales; (ii) knew, or was reckless in not knowing, that the Company would not realize gross profits near what many Wall Street analysts were predicting; and (iii) the directors and officers had a duty both to prevent the drop in gross profits and to disclose the expected drop to the public and failed to do either. In connection with this lawsuit, Walgreens is advancing each

Individual Defendant the cost of his or her defense. Each Individual Defendant has agreed that, if found liable of wrongdoing that harmed Walgreens, he or she will reimburse the Company for the funds advanced on his or her behalf. Walgreens' investigation to date suggests that the allegations are without merit, and that the Individual Defendants acted in good faith, exercised prudent business judgment and acted in a manner that they reasonably believed to be in the Company's best interests during the period at issue. Walgreens intends to vigorously contest the allegations.

Although the outcome in the Himmel suit and the Plumbers and Steamfitters suit, to the extent the plaintiff in such suit elects to appeal the District Court's dismissal, and other legal proceedings and investigations to which the Company is subject cannot be forecast with certainty, management believes the final disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company guarantees a credit agreement on behalf of SureScripts-RxHub, LLC, which provides electronic prescription data services. This credit agreement, for which SureScripts-RxHub, LLC is primarily liable, has an expiration date of June 30, 2011. The liability was $10 million at August 31, 2009, and $8 million at August 31, 2008. The maximum amount of future payments that could be required under the guaranty is $25 million, of which $13 million may be recoverable from another guarantor. In addition, under certain circumstances the Company may be required to provide an additional guarantee of up to $10 million, of which $8 million may be recoverable from other guarantors. This guarantee arose as a result of a business decision between parties to ensure that the operations of SureScripts-RxHub, LLC would have additional support to access financing. Should SureScripts-RxHub, LLC default or become unable to pay its debts, the Company would be required to fulfill our portion of this guarantee.

12. Capital Stock

On January 10, 2007, the Board of Directors approved a new stock repurchase program ("2007 repurchase program"), pursuant to which up to $1,000 million of the Company's common stock may be purchased prior to the expiration date of the program on January 10, 2011. For fiscal years ended 2009 and 2008, the Company did not purchase any shares related to the 2007 repurchase program. On October 14, 2009, the Board of Directors authorized a new stock repurchase program ("2009 repurchase program") which replaced the 2007 repurchase program. The 2009 repurchase program allows for the repurchase of up to $2,000 million of the Company's common stock prior to its expiration on December 31, 2013.

To support the long-term needs of the employee stock plans, $280 million of shares were purchased in fiscal 2009, which compares to $294 million in fiscal 2008.

At August 31, 2009, 58,807,515 shares of common stock were reserved for future stock issuances under the Company's various employee benefit plans.

13. Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of Company shares, subject to certain restrictions. Employees may purchase the Company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. As of August 31, 2009, there were 13,536,347 shares available for future grants. The options granted during fiscal 2009 have a three-year vesting period while the options granted during fiscal 2008 and 2007 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2009, 7,323,523 shares were available for future grants. The options granted during fiscal 2009, 2008 and 2007 have a three-year vesting period.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the Company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The Plan authorized the grant of options, issued at fair market value on May 11, 2000, to purchase up to an aggregate of 15,500,000 shares of common stock and 14,892,200 shares were granted. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the Company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock. As of August 31, 2009, 7,610,021 shares were available for future grants. The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000. At August 31, 2009, 20,666,835 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007. The Plan offers performance-based incentive awards and equity-based awards to key employees. The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant. The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock (which constituted a significant reduction from the then remaining authorized shares under the Restricted Performance Share Plan). As of August 31, 2009, 9,670,789 shares were available for future issuance under the Long-Term Performance Incentive Plan. Compensation expense related to the Restricted Performance Share Plan is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier. Compensation expense related to the Plan was $6 million in fiscal 2009. This compares to no expense in fiscal 2008 and $12 million in fiscal 2007.

Beginning in fiscal 2009, the Company introduced the Restricted Stock Unit and Performance Share Plans under the Long-Term Performance Incentive Plan. In accordance with SFAS No. 123(R), compensation expense is recognized on a straight-line basis based on a three-year cliff vesting schedule for the restricted stock units and straight line over a three-year vesting schedule for the performance shares. For the fiscal year ended August 31, 2009, the Company recognized $12 million of expense related to these new plans.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1. Through fiscal year 2009, the Plan determined the number of shares granted by dividing $120,000 by the price of a share of common stock on November 1. Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 4,713 shares in fiscal 2009, 3,075 shares in fiscal 2008 and 2,375 shares in fiscal 2007. New directors in any of the fiscal years were given a prorated amount.

A summary of information relative to the Company's stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(Years)*	Aggregate Intrinsic Value *(In millions)*
Outstanding at August 31, 2008	34,982,563	$37.03	5.37	$ 92
Granted	**16,815,471**	**28.38**		
Exercised	**(984,747)**	**24.45**		
Expired/Forfeited	**(2,279,717)**	**35.29**		
Outstanding at August 31, 2009	**48,533,570**	**$34.35**	**6.03**	**$143**
Vested or expected to vest at August 31, 2009	**47,957,435**	**$30.47**	**6.00**	**$140**
Exercisable at August 31, 2009	**25,530,759**	**$34.91**	**3.66**	**$ 42**

The intrinsic value for options exercised in fiscal 2009, 2008 and 2007 was $6 million, $42 million and $105 million, respectively. The total fair value of options vested in fiscal 2009, 2008 and 2007 was $56 million, $46 million and $102 million, respectively.

Cash received from the exercise of options in fiscal 2009 was $24 million compared to $94 million in the prior year. The related tax benefit realized was $2 million in fiscal 2009 compared to $16 million in the prior year. The Company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately four million shares during fiscal 2010.

A summary of information relative to the Company's restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2008	317,410	$40.72
Granted	**—**	**—**
Forfeited	**(8,261)**	**44.25**
Vested	**(122,870)**	**42.49**
Nonvested at August 31, 2009	**186,279**	**$39.39**

A summary of information relative to the Company's restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2008	—	$ —
Granted	**552,757**	**34.35**
Forfeited	**(78,096)**	**33.96**
Vested	**(19,571)**	**27.25**
Outstanding at August 31, 2009	**455,090**	**$34.72**

A summary of information relative to the Company's performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2008	—	$ —
Granted	**552,275**	**36.43**
Forfeited	**(101,727)**	**36.43**
Vested	**—**	**—**
Outstanding at August 31, 2009	**450,548**	**$36.43**

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2009, 2008 and 2007:

	2009	2008	2007
Risk-free interest rate *(1)*	**3.47%**	4.41%	4.71%
Average life of option (years) *(2)*	**6.8**	7.2	7.2
Volatility *(3)*	**34.00%**	27.61%	25.77%
Dividend yield *(4)*	**2.30%**	.81%	.50%
Weighted-average grant-date fair value			
Granted at market price	**$9.14**	$16.11	$18.05

(1) Represents the U.S. Treasury security rates for the expected term of the option.

(2) Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.

(3) Beginning with fiscal 2007, volatility was based on historical and implied volatility of the Company's common stock.

(4) Represents the Company's cash dividend for the expected term.

14. Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Plan, to which both the Company and the employees contribute. The Company's contribution, which is determined annually at the discretion of the Board of Directors, has historically been based on pre-tax income; however, beginning January 1, 2008, a portion of that contribution will be in the form of a guaranteed match. The profit-sharing provision was $282 million in 2009, $305 million in 2008 and $284 million in 2007. The Company's contributions were $301 million for 2009, $261 million for 2008 and $253 million for 2007.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned. The Company's postretirement health benefit plans are not funded. In May 2009, we amended the Company's postretirement health benefit plans to change the eligibility requirements. As a result of this amendment, we recognized curtailment income of $16 million during fiscal 2009. In addition, the Company recognized a special retirement benefit expense of $4 million related to accelerating eligibility for certain employees who elected special early retirement as a part of our initiative to enhance shareholder value.

Components of net periodic benefit costs *(In millions)*:

	2009	2008	2007
Service cost	**$12**	$14	$14
Interest cost	**26**	24	22
Amortization of actuarial loss	**4**	5	5
Amortization of prior service cost	**(6)**	(4)	(4)
Special retirement benefit expense	**4**	—	—
Curtailment income	**(16)**	—	—
Total postretirement benefit cost	**$24**	$39	$37

Change in benefit obligation *(In millions)*:

	2009	2008
Benefit obligation at September 1	**$ 371**	$ 370
Service cost	**12**	14
Interest cost	**26**	24
Amendments	**(106)**	—
Special termination benefits	**4**	—
Actuarial (gain)/loss	**31**	(29)
Benefit payments	**(13)**	(11)
Participants contributions	**3**	3
Benefit obligation at August 31	**$ 328**	$ 371

Change in plan assets *(In millions)*:

	2009	2008
Plan assets at fair value at September 1	**$ —**	$ —
Plan participants contributions	**3**	3
Employer contributions	**10**	8
Benefits paid	**(13)**	(11)
Plan assets at fair value at August 31	**$ —**	$ —

Funded status *(In millions)*:

	2009	2008
Funded status	**$(328)**	$(371)
Unrecognized actuarial gain	**—**	—
Unrecognized prior service cost	**—**	—
Accrued benefit cost at August 31	**$(328)**	$(371)

Amounts recognized in the Consolidated Balance Sheets *(In millions)*:

	2009	2008
Current liabilities (present value of expected 2010 net benefit payments)	**$ (11)**	$ (8)
Non-current liabilities	**(317)**	(363)
Net liability recognized at August 31	**$(328)**	$(371)

Amounts recognized in accumulated other comprehensive loss *(In millions)*:

	2009	2008
Prior service credit	**$(141)**	$ (57)
Net actuarial loss	**104**	77

Amounts expected to be recognized as components of net periodic costs for fiscal year 2010 *(In millions)*:

	2010
Prior service credit	$ (10)
Net actuarial loss	7

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 6.15% for 2009 and 7.30% for 2008. The discount rate assumption used to determine net periodic benefit cost was 7.50%, 6.50% and 6.25% for fiscal years ending 2009, 2008 and 2007, respectively.

Future benefit costs were estimated assuming medical costs would increase at an 8.00% annual rate, gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In millions)*:

	1% Increase	1% Decrease
Effect on service and interest cost	$ (2)	$ 1
Effect on postretirement obligation	(14)	10

Estimated future benefit payments and federal subsidy *(In millions)*:

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2010	$ 11	$ 1
2011	12	1
2012	13	1
2013	14	2
2014	16	2
2015–2019	112	15

The expected benefit to be paid during fiscal year 2010 is $10 million.

15. Supplementary Financial Information

Non-cash transactions in fiscal 2009 include $25 million in dividends declared and $20 million in accrued liabilities related to the purchase of property and equipment. Non-cash transactions in fiscal 2008 included the identification of $74 million in accrued liabilities related to the purchase of property and equipment; $24 million of deferred taxes associated with amortizable intangible assets related to acquisitions; and $17 million in dividends declared.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In millions)*:

	2009	2008
Accounts receivable –		
Accounts receivable	**$2,606**	$2,623
Allowance for doubtful accounts	**(110)**	(96)
	$2,496	$2,527
Accrued expenses and other liabilities –		
Accrued salaries	**$ 687**	$ 664
Taxes other than income taxes	**408**	406
Profit sharing	**192**	211
Insurance	**164**	128
Other	**955**	863
	$2,406	$2,272
Other non-current liabilities –		
Insurance	**$ 330**	$ 337
Accrued rent	**319**	281
Postretirement health care benefits	**317**	363
Other	**430**	429
	$1,396	$1,410

Summary of Quarterly Results *(Unaudited)*

(In millions, except per share amounts)

		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2009	Net sales	**$14,947**	**$16,475**	**$16,210**	**$15,703**	**$63,335**
	Gross profit	**4,151**	**4,657**	**4,459**	**4,346**	**17,613**
	Net earnings	**408**	**640**	**522**	**436**	**2,006**
	Per Common Share – Basic	**$ .41**	**$ .65**	**$ .53**	**$ .44**	**$ 2.03**
	– Diluted	**.41**	**.65**	**.53**	**.44**	**2.02**
	Cash Dividends Declared Per Common Share	**$ .1125**	**$ .1125**	**$ .1125**	**$ .1375**	**$ .4750**
Fiscal 2008	Net sales	$14,028	$15,394	$15,015	$14,597	$59,034
	Gross profit	3,921	4,442	4,245	4,035	16,643
	Net earnings	456	686	572	443	2,157
	Per Common Share – Basic	$ .46	$ .69	$ .58	$ .45	$ 2.18
	– Diluted	.46	.69	.58	.45	2.17
	Cash Dividends Declared Per Common Share	$ .0950	$ .0950	$ .0950	$ .1125	$ .3975

COMMENTS ON QUARTERLY RESULTS: Included in fourth quarter 2008 net earnings is an adjustment decreasing selling, general and administrative expenses by $79 million, which corrected for historically over-accruing the Company's vacation liability.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2009 and 2008.

		Quarter Ended				
		November	February	May	August	Fiscal Year
Fiscal 2009	High	**$36.04**	**$27.81**	**$31.27**	**$33.88**	**$36.04**
	Low	**21.03**	**22.78**	**21.32**	**28.57**	**21.03**
Fiscal 2008	High	$47.93	$39.02	$38.93	$37.27	$47.93
	Low	36.59	33.01	34.85	31.39	31.39

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index. The graph assumes a $100 investment made August 31, 2004, and the reinvestment of all dividends.



250
200
150
100
50
0
8/04
8/05
8/06
8/07
8/08
8/09
Value Line Pharmacy Services Industry
S&P 500
Walgreens

	Value of Investment at August 31,					
	2004	2005	2006	2007	2008	**2009**
Walgreen Co.	$100.00	$127.75	$137.21	$125.95	$102.91	**$ 97.35**
S&P 500 Index	100.00	112.56	122.56	141.11	125.38	**102.50**
Value Line Pharmacy Services Industry Index	100.00	140.35	161.23	174.56	169.21	**168.98**

Source: Standard & Poor's

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2009. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

Gregory D. Wasson
President and Chief Executive Officer

Wade D. Miquelon
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:
We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2009. We also have audited the Company's internal control over financial reporting as of August 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, effective September 1, 2007, the Company changed its method of accounting for uncertain tax benefits upon adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, and effective August 31, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
October 26, 2009


Stay
Well



$5 OFF

Walgreens A thru Z Multivitamins

160 Ct. Original
130 Ct. Select

Walgreens

0 00000 05691 5

Limit one coupon per customer. Expires 2/1/10. Manufacturer coupon good only at Walgreens. Not valid with any other offer. Customer pays any sales tax. Void if copied or where prohibited. Cash value 1/100¢.

At Walgreens, we're redefining what it means to be well.

Every day is a chance to live a little better. Walgreens is here to help, with products and advice you can count on to maintain a happier mind and body. From vitamins to start the day right, to a fresh shade of lipstick for a night out, to the healthy advice always available from a Walgreens pharmacist, we can help you find that perfect daily balance.

We sincerely thank you for supporting Walgreens along the way. Your commitment to the brand and its ideals allows us to help so many people realize their health and wellness goals.

The way we see it, "Get Well Soon" cards are nice, but we'd rather everyone strive to stay well, always.

Walgreens There's a way *to stay well.*

For Our Shareholders

Corporate Headquarters
Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2500

Stock Market Listings
New York Stock Exchange
The NASDAQ Stock Market LLC
Chicago Stock Exchange
Symbol: WAG

Investor Contacts
Lisa Meers, CFA
Manager of Investor Relations
(847) 914-2361

Rick J. Hans, CFA
Divisional Vice President of Investor Relations & Finance
(847) 914-2385

Jason M. Dubinsky
Divisional Vice President and Treasurer
(847) 914-3323

Annual Shareholders' Meeting
You are cordially invited to attend the meeting to be held Wednesday, January 13, 2010, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 16, 2009.

Investor Information
As of September 30, 2009, Walgreens had 94,700 shareholders of record.

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, proxy statements, the Company's Code of Ethics for Financial Executives and Ethics Policy Statement, and the 2009 Annual Report. These and other reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. – Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2972
http://investor.walgreens.com/InvestorKit.cfm

Walgreens has provided certifications by the Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange with respect to our compliance with NYSE corporate governance listing standards in January 2009.

Electronic Reports
To receive proxy statements, annual reports and related materials electronically, please refer to the proxy mailed to shareholders with this annual report. After January 13, 2010, call Snehal K. Shah at (847) 914-2636 or go to http://investor.walgreens.com/InvestorKit.cfm to request electronic delivery.

Quarterly Reporting Dates
Quarterly earnings release dates for fiscal 2010 are December 21, March 23, June 22 and September 28. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

Dividend Payment Dates
Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

Transfer Agent and Registrar
For assistance on matters such as lost shares or name changes on shares, please contact:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South Saint Paul, MN 55075-1139
www.wellsfargo.com/shareownerservices
(888) 368-7346

Direct Stock Purchase Plan
Wells Fargo Shareowner Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Wells Fargo Bank, N.A. regarding your Walgreen stock should also be directed to (888) 368-7346.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SCS-COC-00949 © 1996 Forest Stewardship Council
RECYCLED

Design: Cagney + Associates, Inc. Major photography: Michael Mauney Page 5: Robert Kusel Page 13: Alaska store – Matt Swalling

Serving 1,300 communities



San Francisco, California – Melissa May, Store Manager in San Francisco, is one of 1,300 Walgreen Community Leaders responsible for overseeing at least six community events a year. She and other employees *(left)* helped raise more than $5,000 for the American Cancer Society's (ACS) Relay for Life walk near the Golden Gate Bridge last summer. Walgreens demonstrates its commitment to health care by supporting organizations like the ACS, American Heart Association and Juvenile Diabetes Research Foundation.

Melissa is also responsible for leading and mentoring store employees *(right)* and working with local vendors *(below)*.


COSMETICS

Building career potential

Melissa mentors Management Trainee Phong Truong. "Helping team members strengthen their skills is important for the Company's future growth," says Melissa.



Partnerships with local vendors

Local gourmet popcorn vendor Gus Ghassan demonstrates his product to Melissa. Walgreens encourages partnerships with local vendors to appeal to regional tastes, help the area's economy and cut costly shipments from other parts of the country.

Walgreens

Walgreen Co.
200 Wilmot Road, Deerfield, Illinois 60015
Walgreens.com • WalgreensEspañol.com • Diversity.Walgreens.com